Please note that this letter and other documents are in draft form, and in no way reflect the Registrant’s or Fund management’s final intent with respect to the filing discussed herein.

Advisors Series Trust
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

April 14, 2010

VIA EDGAR TRANSMISSION

Ms. Linda Stirling
U.S. Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, D.C.  20549

RE:	ADVISORS SERIES TRUST (the “Trust”)
Securities Act Registration No: 333-17391
Investment Company Act Registration No: 811-07959
Phocas Real Estate Fund (S000013666)
Phocas Small Cap Value Fund (S000013667)

Dear Ms. Stirling:

This correspondence is being filed in response to your oral comments and suggestions of April 8, 2010, to the Trust’s Post-Effective Amendment (“PEA”) No. 311 to its registration statement.  PEA No. 311 was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended, on Form N-1A on February 24, 2010, for the purpose of conforming the Trust’s Prospectus for its series, the Phocas Real Estate Fund and the Phocas Small Cap Value Fund (each, a “Fund” and together, the “Funds”) to the Summary Prospectus Rule as set forth in 17 CFR Parts 230, 232, 239, and 274.

In connection with this response to the Staff’s comments, the Trust, on behalf of the Funds, hereby states the following:

(1)
The Trust acknowledges that in connection with the comments made by the Staff on the Form N-1A registration statement, the Staff has not passed generally on the accuracy or adequacy of the disclosure made in the registration statement;

(2)
The Trust acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

(3)	The Trust represents that it will not assert the Staff’s review process as a defense in any action by the Commission or any securities-related litigation against the Trust.

For your convenience, comments by the Staff of the U. S. Securities and Exchange Commission (the “Commission” or the “Staff”) have been reproduced in bold typeface immediately followed by the Trust’s responses.

Prospectus

1.	Staff Comment: In each Fund’s Summary Section—Investment Objective, please remove the second sentence.

Response:  The Trust responds by making the requested deletion.

2.
Staff Comment:  In each Fund’s Summary Section—Fees and Expenses of the Fund, please revise the last caption in the Annual Fund Operating Expenses table to read:  “Total Annual Fund Operating Expenses After Fee Waiver and Expense Reimbursement.”

Response:   The Trust has considered this comment and believes that the caption used (“Net Annual Fund Operating Expenses”) on the last line of the fee table complies with Form N-1A, Item 3, which permits a mutual fund to exercise discretion with respect to the designation of this caption.  Form N-1A, Item 3, Instruction 3(e) states that a “Fund should place . . . additional captions directly below the “Total Annual Fund Operating Expenses” caption of the table and should use appropriate descriptive captions, such as “Fee Waiver [and/or Expenses Reimbursement]” and “Total Annual Fund Operating Expenses After Fee Waiver [and/or Expense Reimbursement],” respectively.” (Emphasis added.)  Accordingly, the Trust respectfully declines the comment, and offers recent examples of similar fee table disclosure in Rule 485B/497K filings made by Eaton Vance (e.g., Eaton Vance Low Duration Fund and Eaton Vance Large-Cap Core Research Fund), Prudential Jennison (e.g., Prudential Jennison Growth Fund and Prudential Jennison Equity Income Fund) and J.P. Morgan (e.g., JPMorgan Growth Advantage Fund and JPMorgan Mid Cap Value Fund).

3.
Staff Comment:  In the Summary Section—Principal Investment Strategies of the Fund with respect to the Phocas Real Estate Fund,, the first paragraph states that “The Fund will seek to maintain a portfolio with continuous exposure to most of these real estate sectors and to minimize exposure to what the Advisor believes are the riskiest real estate sectors.”  Please clarify which real estate sectors are being referred to in each italicized phrase.

Response:  The Trust responds by revising the disclosure as follows:

“The Fund will seek to maintain a portfolio with continuous exposure to most of these real estate sectors (offices, industrial properties, malls, shopping centers, apartments, storage, specialty and health care facilities) and to minimize exposure to what the Advisor believes are the riskiest real estate sectors (mortgage REITs).”

4.
Staff Comment:  In the Summary Section—Principal Risks of Investing in the Fund with respect to the Phocas Real Estate Fund, please describe and elaborate on “the risks of the real estate industry” referred to in “Real Estate and REIT Concentration Risk.”

Response:  The Trust responds by revising the risk disclosure as follows:

“Real Estate and REIT Concentration Risk.  Because the Fund invests principally in the securitized commercial real estate sector, it is particularly vulnerable to the risks of the real estate industry, such as the risk that a decline in rental income may occur because of extended vacancies, the failure to collect rents, increased competition from other properties, or poor management.  The value and performance of ~~equity, mortgage and hybrid~~ REITs depends on how well the underlying properties owned by the REIT are managed. In addition, the value of an individual REIT’s securities can decline if the REIT fails to continue qualifying for special tax treatment.”

If you have any questions regarding the enclosed, please do not hesitate to contact me at (414) 765-6609.

Very truly yours,

/s/ Jeanine M. Bajczyk

Jeanine M. Bajczyk, Esq.
Secretary
Advisors Series Trust